

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2010

Vanessa Gillis
Chief Executive Officer
Guru Health Inc.
#10-1019 17th Ave SW
Calgary Alberta T2T 0A7, Canada

Re: Guru Health Inc.
Registration Statement on Form S-1
Filed July 9, 2010
File No. 333-168037

Dear Ms. Gillis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you disclose each of www.guruhealthinc.com, www.guruhealth.com and www.guruforhealth.com as your website address. Please revise to provide your correct website address throughout your document.

Cover Page

2. Please revise the cover page to include the approximate date of commencement of proposed sales to the public. Refer to Form S-1.

3. Please revise the Calculation of Registration Fee table to include a reference to the footnote that appears below the table.

4. Please move the last paragraph on the cover page of the registration statement to the cover page of the prospectus.

Prospectus Cover Page

5. Please clarify here and in the Summary that this is a self-underwritten offering conducted by your two officers and directors on a best efforts basis.

6. We note that your registration statement does not advise dealers of their potential prospectus delivery obligations. On the outside back cover page of your prospectus, please advise dealers of their prospectus delivery obligation in accordance with Item 502(b) of Regulations S-K.

7. We note that you intend to "seek inclusion of [y]our common stock for quotation on the OTC Bulletin Board." Please revise your disclosure to clarify that there is no assurance that your common stock will become quoted.

Summary of Our Offering, page 4

8. The disclosure contained in the last sentence of the third paragraph of this section is unclear. Please revise to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock, and to clarify that there is no assurance that such an application will be filed, your common stock will become quoted or a market for your stock will develop. In addition, please revise the second paragraph on page 6 to clarify that, even if you do "obtain the sponsorship of a market maker," there is no guarantee that an application will be filed, your stock will become quoted or a market for your stock will develop.

9. Please briefly describe the manner in which you will begin to market your products.

Risk Factors, page 8

We Lack an Operating History…, page 8

10. We note your statement on page 9 that you "cannot guarantee that [you] will be successful in generating substantial revenues and profit in the future," as well as your statement on page 23 that "[i]t is likely that [you] will not be able to achieve profitability and will have to cease operations due to the lack of funding." Please revise your risk factors to state, if true, that it is likely that you will not become profitable and will have to cease operations.

Use of Proceeds

11. In accordance with Instruction 1 of Item 504 of Regulation S-K, please disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold.

Dilution

12. We note your disclosures beginning on page 13 that as of May 31, 2010, your net tangible book value was $8,972, your anticipated costs associated with the completion of your offering were approximately $9,500, and that you anticipated raising up to $40,000 upon completion of your offering. Please tell us why you believe selling 4,000,000 shares in this offering will result in a post offering net tangible book value of $40,000 as disclosed on page 14 in light of your anticipated offering costs. Please provide a similar discussion of the net tangible book value of $20,000 for the sale of 2,000,000 shares.

Plan of Distribution, page 15

13. Please revise your disclosure in the first paragraph under the numbered list on page 16 to clarify, if true, that neither Ms. Gillis nor Ms. Bradshaw will not, *and do not,* participate in the selling and offering of securities for any issuer more than once every twelve months. In addition, please revise this paragraph to clarify, if true, that when you say that Ms. Gillis and Ms. Bradshaw "are not being compensated," you mean that they are not being compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.

14. Please revise to clarify the manner in which subscribers of your shares will receive such shares.

Management's Discussion and Analysis or Plan of Operation, page 18

15. We note your use of pictures in the registration statement on pages 20 and 21. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

16. Please revise your descriptions of Scenarios 1, 2 and 3 to further explain how your operations will differ based on the varying amounts of capital raised. For example, you state that your operations will be affected differently if you raise $20,000 instead of $40,000 in that Ms. Gillis will not be able to work more than 10 hours per week; please explain how that will impact your operations. In addition, you state that under Scenarios 1 and 2, you will be able to maintain operations for one year "under a no revenue situation." Please revise to clarify whether you will be incurring losses during such time; in this regard, we note your statement on page 22 that you expect annual accounting, audit, legal and filing costs to be $120,000.

17. Please describe in greater detail your agreement with EAS Sports, including whether you are committed to buying certain amounts and types of products from EAS Sports within certain time periods and whether you are granted a license to market and re-sell these

products. Please also disclose in what type of business EAS Sports is engaged, including whether it manufactures and/or distributes supplements, and in what country EAS Sports is organized. If applicable, file any contract with EAS Sports as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

18. We note the following statements:

- "Betagen HP is the first formula to combine HMB (Beta-hydroxy beta-methylbutyrate) and Phosphagen brand Creatine Monohydrate along with the Amino Acids Taurine and Glutamine, the two most abundant amino acids in muscle tissue." (page 20)

- "BetaGen was designed to increase lean mass and strength, suppress muscle protein breakdown following exercise, enhance muscle energetics and recuperation." (page 21)

- The whey protein process produces "the cleanest, most intact form of whey protein available" and results in "the greatest possible concentration of bioactive microfractions [being] preserved." (page 21)

- CLA "may help support lean mass and fat loss" and is "a great alternative for athletes sensitive to stimulants containing thermogenic products." (page 21)

- "The original creatine monohydrate." (page 21)

- Phosphagen is a "versatile and economical product." (page 21)

- Supplimentscanadaonline.com is "one of the largest online supplement retailers." (page 21)

- Customers will purchase your products "for lower prices than offered by retail stores." (page 24)

Please disclose whether this information is based upon management's belief, industry data, reports, articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Business, page 23

19. Please revise to describe the competitive conditions in your business and your competitive position in the industry and methods of competition in accordance with Item

101(h)(4)(iv) of Regulation S-K. Please also revise to discuss the methods by which you will distribute your products to customers. Refer to Item 101(h)(4)(ii) of Regulation S-K. Finally, please describe whether you will have an inventory of products, or whether you will order the products from the wholesaler as you receive orders for such products. If you will have an inventory, please describe where you will store this inventory. If you will not have an inventory, please discuss how that will impact the timing of your distribution of the products to customers.

Offices, page 25

20. Please disclose whether you rent, lease or own the property at your business office. Refer to Item 102 of Regulation S-K. In addition, we note your statement on page 32 that your business office is your address for service of process, however on the cover page you provide a different name and address of your agent for service of process; please advise or revise.

Government Regulation, page 25

21. Please revise to clarify to which federal, state and local regulations you are referring, for example those of Canada and/or the United States. Please also revise to disclose any consideration given to whether your products and/or their sale and distribution are subject to regulation by the U.S. Food and Drug Administration.

Management, page 26

22. Please note that the disclosure required by Item 401(f) of Regulation S-K must cover the last ten years. Please advise or revise.

23. Please revise to provide information regarding the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that they should serve as such. Refer to Item 401(e) of Regulation S-K.

24. Please provide the disclosure required by Item 407(a) of Regulation S-K.

Executive Compensation, page 28

25. We note your disclosure on page 12 that you plan to pay salaries to your employees after the offering is completed. Please revise your disclosure in the Executive Compensation section to discuss your plans to pay compensation to your officers and directors after the offering.

Item 16. Exhibits, page II-2

26. If the loan from Ms. Gillis to the company is evidenced in writing, please file it as an exhibit to your registration statement. In addition, please confirm that the issuances of stock to Ms. Gillis and Ms. Bradshaw were not made pursuant to a subscription, contribution or similar agreement or, if they were, file that agreement as an exhibit.

Exhibit 5.1

27. Please revise the last paragraph of the opinion to also provide counsel's consent to the opinion being filed as an exhibit to the registration statement.

28. The reference to "the corporate laws of the State of Nevada" in the penultimate paragraph also should include all applicable Nevada statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise the opinion accordingly, or have counsel confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement.

29. Please revise the penultimate paragraph to clarify that the shares, when issued in accordance with the terms set forth in the registration statement, *will be* validly issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William M. Aul
         Via Facsimile